UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, par value € 0.10 per share

(Titles of Class of Securities)

N70544106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Pace Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,228,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 14,228,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,228,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Item 5)**
14	TYPE OF REPORTING PERSON OO

*	Reflects (i) 7,340,000 ordinary shares, par value € 0.10 per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”) currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants (as defined herein) and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants (as defined herein).
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of May 18, 2017, as set forth in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,228,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 14,228,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,228,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Reflects (i) 7,340,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of May 18, 2017, as set forth in the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,528,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,528,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,528,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of May 18, 2017, as set forth in the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 5 of 10 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,428,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,428,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,428,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,540,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of May 18, 2017, as set forth in the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,528,889 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 14,528,889 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,528,889 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 7,640,000 Ordinary Shares currently held, (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants and (iii) 4,888,889 Ordinary Shares issuable upon the exercise of 14,666,667 Founder Warrants.
**	The calculation is based on the 110,353,075 Ordinary Shares outstanding, which includes (i) the 103,464,186 Ordinary Shares outstanding as of May 18, 2017, as set forth in the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017, (ii) the 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein and (iii) the 4,888,889 Ordinary Shares issuable upon the exercise of the 14,666,667 Founder Warrants reported herein.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 20, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Tender and Support Agreement

On May 22, 2017, the Issuer, TPG Pace Sponsor and certain other parties thereto entered into a Tender and Support Agreement (the “Tender Agreement”). Pursuant to the Tender Agreement, TPG Pace Sponsor agreed to (i) tender its Founder Warrants in exchange for Ordinary Shares, at an exchange ratio of 0.1 Ordinary Shares to each Founder Warrant (the “Exchange Offer Ratio”), in connection with the Issuer’s exchange offer (the “Exchange Offer”) with respect to the Private Warrants and Public Warrants (each as defined in the Tender Agreement) and (ii) deliver to the Issuer its consent to amend the terms of the Private Warrants and Public Warrants to permit the Issuer to require that each Private Warrant and Public Warrant not tendered in the Exchange Offer be converted into Ordinary Shares at a ratio 10% less than the Exchange Offer Ratio. The obligation to tender the Founder Warrants and deliver a consent is conditioned on (i) more than 50% of the Public Warrants being tendered in the Exchange Offer and (ii) the adoption by the Board of resolutions approving the transactions contemplated by the Tender Agreement in a form satisfactory to TPG Pace Sponsor and certain other parties to the Tender Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Shareholder Agreement, Registration Rights Agreement and Tender Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholder Agreement, Registration Rights Agreement and Tender Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

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Item 7.     Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D by adding the following:

“10.        Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, Playa Four Pack, L.L.C., Cabana Investors B.V., HI Holdings Playa B.V. and TPG Pace Sponsor, LLC (incorporated herein by reference to Exhibit 10.27 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017).”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2017

TPG Pace Sponsor, LLC

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

Karl Peterson

By: /s/ Michael LaGatta

Name: Michael LaGatta, on behalf of Karl Peterson (3)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

(3) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 14, 2017, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Peterson on March 20, 2017 (SEC File No. 005-89908).

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INDEX TO EXHIBITS

  Agreement of Joint Filing by and among TPACE Sponsor Corp. (now TPG Pace Sponsor, LLC), TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson, dated as of February 16, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13G of TPACE Sponsor Corp., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to Pace Holdings Corp. filed on February 16, 2016).
  Earnout Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Company Founder Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Warrant Agreement, dated as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Transaction Agreement, dated December 13, 2016, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 13, 2017).
  Amendment 1 to the Transaction Agreement, dated February 6, 2017, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 7, 2017).
  Shareholder Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V., TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Registration Rights Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V. and the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Authorization and Designation Letter, dated March 14, 2017, by Karl Peterson (incorporated herein by reference to Exhibit 9 of the Schedule 13D of TPG Pace Sponsor, LLC, TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to the Issuer filed on March 20, 2017).
  Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, Playa Four Pack, L.L.C., Cabana Investors B.V., HI Holdings Playa B.V. and TPG Pace Sponsor, LLC (incorporated herein by reference to Exhibit 10.27 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017).

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